QuickLinks -- Click here to rapidly navigate through this document

Term Sheet dated May 17, 2007 to
Preliminary Prospectus dated May 16, 2007
Registration Statement No. 333-143026
Filed Pursuant to Rule 433

Micron Technology, Inc.
$1,135,000,000
aggregate principal amount of its
1.875% Convertible Senior Notes due June 1, 2014

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 16, 2007 (including the documents incorporated by reference therein) relating to the securities.

Issuer	Micron Technology, Inc.
Title of Securities	1.875% Convertible Senior Notes due 2014
Ticker/Exchange	MU / NYSE
Aggregate principal amount offered	$1.135 billion
Over-allotment option	$165 million
Issue price	100%
Aggregate underwriting compensation	$22.1 million (assuming no exercise of the underwriters' over-allotment option)
Interest rate	1.875% per year, accruing from May 23, 2007
Last sale price of MU common stock	$11.50 (May 17, 2007)
Conversion premium	23.75%
Initial conversion price	Approximately $14.23 per share of common stock
Initial conversion rate	70.2679 shares of common stock per $1,000 principal amount of notes (subject to adjustment)
Settlement upon conversion	In lieu of delivery of shares of common stock, the Issuer may elect to deliver cash or a combination of cash and shares of common stock.
Conversion trigger price	The conversion trigger price immediately following issuance of the notes will be $18.50, which is 130% of the initial conversion price for the notes per share of common stock.
Free convertibility period	A holder may convert its notes at any time on or after March 1, 2014 through the business day immediately preceding June 1, 2014.
Trustee	Wells Fargo Bank, National Association
Interest payment dates	June 1 and December 1 of each year, beginning December 1, 2007
Maturity date	June 1, 2014
Put dates	None

Dividend protection	Full dividend protection via a conversion rate adjustment
Repurchase at the option of the holder upon change in control or termination of trading
Upon a change in control or termination of trading, the holders may require the Issuer to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.
Redemption at the option of the Issuer
The Issuer may not redeem the notes prior to June 6, 2011. On or after June 6, 2011, the Issuer may redeem for cash all or part of the notes if the last reported sale price of the Issuer's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the date on which the Issuer provides notice of redemption. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
Ranking	Senior unsecured; structurally subordinated to subsidiary debt
Use of proceeds
The Issuer estimates that the net proceeds from this offering, after deducting the underwriters' discounts and estimated offering expenses payable by the Issuer of approximately $23.0 million, will be approximately $1,112.0 million (or approximately $1,273.7 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use a portion of the net proceeds of this offering to pay approximately $131.9 million for the cost of capped call transactions that the Issuer entered into with the counterparties thereto in respect of an aggregate of approximately 79.8 million shares of the Issuer's common stock. The capped call transactions were entered into in three equal tranches with cap prices that are 50%, 75% and 100% higher than the closing price of the Issuer's common stock on May 17, 2007. The remaining net proceeds from this offering of approximately $980.1 million (assuming the underwriters do not exercise their over-allotment option) will be used for general corporate purposes, including working capital and capital expenditures.
Listing	There is no plan to list the notes on any securities exchange or to include them in any automated quotation system.

Trade date	May 18, 2007
Settlement date	May 23, 2007
CUSIP	595112 AH6
ISIN number	US595112AH62
Sole lead book-running manager	Morgan Stanley & Co. Incorporated
Co-managers	Credit Suisse Securities (USA) LLC Lehman Brothers Inc.
Registration statement file number	333-143026
Time of sale prospectus	• Preliminary prospectus dated May 16, 2007 relating to the notes
• Final Term Sheet for the notes
Adjustment to conversion rate upon a make-whole change in control
Holders who convert their notes in connection with a make-whole change in control will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole change in control. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000 principal amount of the notes.

Effective Date

Stock Price	5/23/2007	6/1/2008	6/1/2009	6/1/2010	6/1/2011	6/1/2012	6/1/2013	6/1/2014
$11.50	16.6886	16.6886	16.6886	16.6886	16.6886	16.6886	16.6886	16.6886
$12.50	13.9425	13.5906	13.0358	12.4290	12.2737	12.3789	11.7512	9.7321
$15.00	9.2959	8.6790	7.8128	6.6794	5.4823	5.3969	4.6737	0.0000
$17.50	6.5396	5.8491	4.9149	3.6430	1.2780	1.2278	1.0215	0.0000
$20.00	4.8103	4.1371	3.2529	2.0682	0.0131	0.0000	0.0000	0.0000
$22.50	3.6738	3.0560	2.2696	1.2590	0.0000	0.0000	0.0000	0.0000
$25.00	2.8955	2.3460	1.6663	0.8409	0.0000	0.0000	0.0000	0.0000
$27.50	2.3426	1.8612	1.2827	0.6163	0.0000	0.0000	0.0000	0.0000
$30.00	1.9365	1.5179	1.0273	0.4871	0.0000	0.0000	0.0000	0.0000
$32.50	1.6297	1.2666	0.8500	0.4068	0.0000	0.0000	0.0000	0.0000
$35.00	1.3913	1.0764	0.7212	0.3515	0.0000	0.0000	0.0000	0.0000
$40.00	1.0480	0.8096	0.5466	0.2765	0.0000	0.0000	0.0000	0.0000
$45.00	0.8138	0.6312	0.4314	0.2242	0.0000	0.0000	0.0000	0.0000
$50.00	0.6443	0.5027	0.3474	0.1837	0.0000	0.0000	0.0000	0.0000

        The exact stock prices and effective dates may not be set forth in the above table, in which case:

  •
  if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

  •
  if the stock price is in excess of $50.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes; and

  •
  if the stock price is less than $11.50 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes.

The conversion rate of the notes shall not exceed 86.9565 per $1,000 principal amount of such notes, subject to adjustment in the same manner as the conversion rate.

Modifications to preliminary prospectus

Definition of "change in control"	The following text has been added to the definition of "change in control" appearing after the word "transaction" on the eighth line of the second bullet appearing on such page 44 of the preliminary prospectus: "in substantially the same proportion as their ownership of Micron voting securities immediately prior to the transaction."
Exceptions to Issuer lockup	On page 63 of the preliminary prospectus, the seventh bullet in the second set of bullets has been deleted.
On page 64 of the preliminary prospectus, the following text has been added or deleted:
•
added below the fourth bullet: "issuances of shares of common stock or rights to receive such shares not exceeding $50 million in the aggregate in connection with an acquisition or a strategic or minority investment transaction by a business partner";
•
in the first sentence of the first full paragraph: (x) after the word "ninth", the words "or tenth" have been added; (y) the word "seventh" has been deleted after the word "sixth" and (z) the word "and" has been deleted before the word "ninth".

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

QuickLinks

Micron Technology, Inc. $1,135,000,000 aggregate principal amount of its 1.875% Convertible Senior Notes due June 1, 2014
Effective Date